UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              VOZ MOBILE CLOUD LTD.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   92912D 105
                                 (CUSIP Number)

                             Lawrence Seng Huat Lee
                             190 Middle Road, #19-05
                                 Fortune Centre
                                Singapore 688979
                             Telephone +65 67958729
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 8, 2013
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 92912D 105                                           Page 2 of 5 Pages
--------------------                                           -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lawrence Seng Huat Lee
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Singapore
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     22,800,000 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       22,800,000 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,800,000 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    66% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 3 of 5 Pages
---------------------                                          -----------------


ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $0.01 par value, of Voz Mobile Cloud Ltd., a Washington corporation ("Voz" or the "Issuer"). The address of Voz's principal office is 190 Middle Road, #19-05, Fortune Centre Singapore 688979. Telephone +65 67958729

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Lawrence Seng Huat Lee

     (b)  Business Address

          190 Middle Road, #19-05, Fortune Centre, Singapore 688979

     (c)  Present Principal Occupation

          Mr. Lee is the President and Chief Executive Officer and a member of the Board of Directors of Voz Mobile Cloud Ltd.

     (d)  During  the last  five  years,  Mr.  Lee has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Mr. Lee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          Singapore.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Lee acquired 11,000,000 shares of Voz Common Stock in exchange for patents and trademarks on November 30, 2011. He acquired an additional 14,000,000 shares of Voz Common Stock in exchange for a licensing fee on December 17, 2012.

Mr. Lee assigned 1,200,000 shares of Voz Common Stock to a third party on March 12, 2012, and gave a total of 1,000,000 shares to an entity and person on March 12, 2012.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 4 of 5 Pages
---------------------                                          -----------------


ITEM 4. PURPOSE OF TRANSACTION

All of shares described in Item 3, above, were acquired for investment purposes by Mr. Lee. Mr. Lee currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Voz or the disposition of securities of Voz;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization   or   liquidation,   involving   Voz  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of Voz or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Voz, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Voz;

     (f)  Any other material change in Voz's business or corporate structure;

     (g) Changes in Voz's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Voz by any person;

     (h) Causing a class of securities of Voz to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Voz becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 34,499,994 shares of Voz Common Stock outstanding. Mr. Lee beneficially owns 22,800,000 shares of Voz Common Stock or approximately 66% of Voz's issued and outstanding Common Stock.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 5 of 5 Pages
---------------------                                          -----------------


     (b)  Power to Vote and Dispose

          All 22,800,000 of these shares of Common Stock are owned of record by Baxtech Asia Pte. Ltd., a company owned and controlled by Mr. Lee. Mr. Lee has sole dispositive and voting power over these 22,800,000 shares.

     (c)  Transactions within the Past 60 Days

          Mr. Lee has not engaged in any transactions in common stock of Voz during the past sixty days.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e) Date Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of the class of securities, if applicable

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        April 11, 2013
                                        ----------------------------------------
                                        (Date)


                                        /s/ Lawrence S.H. Lee
                                        ----------------------------------------
                                        Signature


                                        Lawrence S.H.. Lee
                                        ----------------------------------------
                                        Name